SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )

Rise Resources Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76760R100
(CUSIP Number)

July 13, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76760R100
1	NAMES OF REPORTING PERSONS Klondike Gold Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,000,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000,000*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%**
12	TYPE OF REPORTING PERSON (See Instructions) CO

*   See Item 4

** Based on 31,346,993 shares of common stock of the issuer outstanding as of June 14, 2016

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Item 1.

(a)

Name of issuer:

Rise Resources Inc.

(b)

Address of issuer’s principal executive offices:

Suite 700 – 510 West Hastings Street, Vancouver, British Columbia, Canada V6B 1L8

Item 2.

(a)

Name of person filing:

Klondike Gold Corp.

(b)

Address of principal business office or, if none, residence:

715 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2

(c)

Citizenship:

The reporting person is a British Columbia corporation

(d)

Title of class of securities:

Common Stock

(e)

CUSIP No.:

76760R100

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under Section 15 of the Act

(b)

☐

Bank as defined in section 3(a)(6) of the Act

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940

(e)

☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)

☐

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)

☐

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)

☐

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)

☐

A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)

☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________

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Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  3,000,000 shares

Of this amount, 1,500,000 shares underlie warrants (“Warrants”) that, as of July 13, 2016, were currently exercisable. Rule 13d-3(d)(1)(i) provides that shares underlying warrants are deemed to be beneficially owned when the holder of warrants has the right, within 60 days, to exercise the warrants and acquire the underlying shares. The Warrants have an exercise price of $0.227 per share and are exercisable until July 13, 2018.

On May 26, 2016 the reporting person entered into an agreement (the “Property Purchase Agreement”) pursuant to which it agreed to sell to the issuer a portfolio of seven gold and base metal properties in southeast British Columbia for cash and securities. On July 13, 2016 a first closing of the transaction was held, pursuant to which the issuer paid the reporting person Cdn$50,000 in cash, issuing 1,500,000 shares of the issuer’s common stock and issuing Warrants to purchase 1,500,000 shares of the issuer’s common stock. At a second closing, scheduled to occur one year from the first closing, the issuer is to pay the reporting person Cdn$150,000 in cash, issue 2,000,000 shares of common stock and issue warrants to purchase 1,000,000 shares of common stock (the “Final Payment”).

The reporting person will have options to receive alternate payment of cash for any shares and/or warrants issuable under the Final Payment that would result in the reporting person controlling, or having the right to control, an amount of shares that is greater than 9.99% of the issued and outstanding shares on the second closing date. The reporting person may exercise these options at any time up to sixty-five (65) days prior to the second closing date.

(b)

Percent of class:  9.1%

This percentage was calculated based on a total of 31,346,993 shares outstanding. This number was derived from the issuer’s Form 10-Q report for the quarter ended April 30, 2016, which disclosed that 31,346,992 shares of common stock were outstanding as of June 14, 2016.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

3,000,000

Note: In the Property Purchase Agreement, the reporting person agreed to vote (or cause to be voted) all of these shares as directed by management of the issuer on any issuer matters requiring shareholder approval.

(ii)

Shared power to vote or to direct the vote:

0

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(iii)

Sole power to dispose or to direct the disposition of:

3,000,000

(iv)

Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2016

KLONDIKE GOLD CORP.

By:	/s/ Peter Tallman
Peter Tallman, President

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